Eaton & Van Winkle llp

Vincent J. McGill
Partner

3 Park Avenue
New York, New York 10016

Telephone:  (212) 779-9910
Direct:  (212) 561-3604
Fax:  (212) 779-9928
E-mail: vmcgill@evw.com

June 3, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re. Air Industries Group, Inc.
Preliminary Schedule 14A
File No. 000-29245

Ladies and Gentlemen:

On behalf of Air Industries Group, Inc. (the “Company”), I am submitting a preliminary Schedule 14A in connection with the Company’s Annual Meeting of Stockholders scheduled for July 29, 2013.

At the Annual Meeting, stockholders will vote upon the election of directors, the ratification of independent registered public accountants, the Company’s 2013 equity incentive plan and the reincorporation of the Company as a Nevada corporation.

The record date for the meeting is June 4, 2013, and the projected mailing date is June 18, 2013.

Please direct your comments, if any, or questions concerning this filing to the undersigned (212) 561-3604, or in my absence, Mark Orenstein (212) 561-3638, or fax them to (212) 779-9928. 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill